October 17, 2013

VIA EDGAR

Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC.

Form 10-K for the Fiscal Year Ended February 23, 2013

Filed April 24, 2013

File No. 001-05418

Dear Mr. Mew:

SUPERVALU INC. (“we,” “us,” “our” or the “Company”) respectfully submits this response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by e-mail on September 19, 2013, to the above-referenced filing. For your convenience, we have set forth each of the Staff’s comments immediately preceding each of our responses.

Form 10-K for the Fiscal Year Ended February 23, 2013

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 47

Impairment of Long-Lived Assets, page 50

1.	We note your response to comment 1 in our letter dated August 7, 2013. Please provide us with a comprehensive and detailed explanation of how you determine the geographic markets utilized in grouping assets. In your response, please also address the following:

•	Tell us the number and location of identified geographic markets, as well as how many stores are included in each. As part of your explanation, you may find it useful to provide us with a map illustrating these markets.

•	Please tell us the facts and circumstances you considered in determining which stores should be included in a given geographic market.

•	Please tell us whether individual stores have been moved from one geographic market to another, and if so, why.

•	Provide us with the facts, figures and other information utilized in concluding that cash flows at individual stores were not largely independent of other stores for geographic markets where you have grouped stores.

Please also provide us with any supplemental data or other information that you believe would assist our understanding.

Company Response

The Company has three different reportable segments: Retail Food, Save-A-Lot and Independent Business. The Company’s asset groupings are specific to each reportable segment. In the Retail Food and Save-A-Lot segments, the Company has determined that certain asset groups incorporating more than one store exist at the geographic market level.

•	Tell us the number and location of identified geographic markets, as well as how many stores are included in each. As part of your explanation, you may find it useful to provide us with a map illustrating these markets.

Company Response

The Company’s continuing Retail Food operations contain five geographic market groups which align with the Company’s retail banners. Each of our Retail Food banners has strong local and regional brand recognition in the markets in which they operate. The 44 Cub Foods stores operate in the Minneapolis/St. Paul market, the 43 Farm Fresh stores operate in the Virginia Beach market, the 6 Hornbacher’s stores operate in the Fargo market, the 42 Shop ‘n Save stores and dedicated distribution center operate in the St. Louis market, and the 56 Shoppers Food & Pharmacy stores operate in the Washington/Baltimore market. All stores’ long-lived assets in our Retail Food segment are included in one of these five geographic markets.

The Company’s Save-A-Lot segment groups store-level assets within 11 geographic markets, which are based upon the geographic distribution market area in which they are located. Each of the Company’s Save-A-Lot geographic markets incorporate a dedicated distribution center. The composition of the 11 Save-A-Lot geographic market asset groups as of February 23, 2013 is as follows:

1)	Mid-Atlantic geographic market contains 55 stores, and 1 distribution center

2)	Cleveland geographic market contains 42 stores, and 1 distribution center

3)	New England geographic market contains 32 stores, and 1 distribution center

4)	St. Louis geographic market contains 27 stores, and 1 distribution center

5)	New Orleans geographic market contains 21 stores, and 1 distribution center

6)	Lexington geographic market contains 21 stores, and 1 distribution center

7)	Tennessee geographic market contains 17 stores, and 1 distribution center

8)	Dallas/Ft Worth geographic market contains 14 stores, and 1 distribution center

9)	Florida East Coast geographic market contains 13 stores, and 1 distribution center

10)	Florida West Coast geographic market contains 98 stores, and 1 distribution center

11)	Chicago geographic market contains 11 stores, and 1 distribution center

The Company also has 30 individual Save-A-Lot stores that are each considered individual asset groups. These stores were all previously included in the Save-A-Lot Mid-South and Southern California geographic market asset groups within the Save-A-Lot segment. The disaggregation of these geographic market groups to individual stores was disclosed in the Company’s fiscal 2013 Annual Report on Form 10-K.

In addition, the Save-A-Lot segment has three individual distribution centers dedicated solely to providing merchandise to licensed operators. Each of these distribution centers is considered an asset group and each is subject to impairment evaluation at the individual distribution center level.

The following maps identify each of the Company’s current geographic markets including store locations:

Geographic market asset group maps provided supplementally for which confidential treatment is requested.

The Company’s Independent Business segment contains 18 distribution facilities. The Company conducts its long-lived asset recoverability evaluations at the individual distribution center level.

•	Please tell us the facts and circumstances you considered in determining which stores should be included in a given geographic market.

Company Response

The Company’s determination of its geographic markets utilized in grouping assets relies on significant judgments applied by management. A geographic market is generally defined as an area in which the same Company-branded stores operate in close proximity to one another. There are numerous considerations utilized in determining whether it is appropriate based on management’s judgment to group assets within a geographic market area based on the dependency of cash flows. These considerations are as follows:

Revenue and cash flow dependency

The Company believes that revenue and cash flow dependencies exist among stores within its markets and operates its stores on that basis. The Company’s Retail Food banners each maintain strong market share and coverage within each of the respective markets in which they operate. The Company believes the store penetration within those markets contributes significantly to the operating results of each of the banners and impacts the willingness of other key potential competitors to enter the market.

The Company deploys strategies to differentiate its retail banners from its competitors within each market. Each retail banner has a unique value proposition for its target customer base dependent upon a combination of price, quality, assortment, brand perception, store location and marketing and merchandising strategies. In general, these strategies are executed at the geographic market level and are designed to protect or grow market share in the geographic area where the banner operates.

Store density is an important factor in establishing and defending market position in the retail grocery industry. Competitors’ geographic market entrances within the retail industry are typically focused on obtaining sufficient market penetration to achieve broad customer awareness and are coupled with aggressive pricing and promotional strategies aimed at taking market share within a geographic market area. These market entrances or expansions can significantly affect profitability of a geographic market area.

The Company has historically taken, and continues to take, the position that it intends to, and will, continue to operate loss-making stores in a geographic market area in order to maintain a strong market presence and defend its market share. The Company’s strategy is to avoid taking actions that might provide a competitor with a “white space” or significant point of entry within a geographic market area for that competitor to begin or extend its geographic market saturation. The Company intends to continue to operate loss-making stores as they help to support other higher performing stores within a given geographic market area. The availability of grocery store shells within the market can enhance the ability of a competitor to enter our geographic markets and open new stores. The sale or closure of a store may make the market area more attractive to competitors and possibly lead to declining revenues and profitability in our remaining stores.

This market defense strategy is central to management’s assessment of the interdependency of operating cash flows of an asset group. Without this strategy, competitors could more quickly enter a geographic market area, begin to expand, and conduct their promotional activities aimed at significantly reducing the Company’s market share, which would adversely affect the profitability and cash flows during the asset groups’ estimated remaining useful life. The Company’s experience is that opening of stores by competitors within close proximity to the Company’s existing stores impacts store sales and accordingly cash flows.

This market defense strategy is consistent with the example in KPMG LLP’s “Guide to Accounting for the Impairment or Disposal of Long-Lived Assets” (KPMG LLP’s guidance), which follows below and analogizes to the bus route example of ASC 360-10-55-36:

“An entity operates 50 pharmacies in 15 geographic areas. It can identify cash flows at the individual store level. One of the areas comprises four stores clustered in a ten-mile radius. Three of the stores are profitable; however, the fourth store has been unprofitable for years. Management believes that selling the unprofitable store would make the area attractive to competition, and revenues then would decline in the three other stores. Therefore, management intends to continue to operate the unprofitable store even though it does not expect the store to become profitable. The entity has no history of selling individual unprofitable stores that are part of a market cluster.”

The KPMG guidance in this example concludes “the facts justify grouping the asset group under SFAS 144 because their revenues are interdependent.” Management similarly believes that the facts outlined in this response justify the Company’s long-lived geographic market asset groupings of stores in our Retail Food and Save-A-Lot segments because their revenues and ultimately cash flows are largely interdependent.

An additional example of cash flow dependency is evident within the Save-A-Lot segment’s approach to entering geographic market areas. Save-A-Lot makes capital investments in a geographic market asset group by building an asset base under a planned, long-term sustainable cash flow model, supported through a common distribution center that is established in that geographic market area. In addition, during the process of establishing a market and making capital investments, the Company may initially operate a group of stores operating at a cash flow loss to build market share.

Within the Company’s Save-A-Lot segment, the existence and operation of corporate-owned stores and licensee-owned stores within close proximity is an important factor in establishing and defending market positions within its geographic markets. Save-A-Lot geographic markets are viewed as the combination of the distribution center, corporate stores and store locations owned by licensed operators. Geographic market coverage is achieved through the existence and operation of these stores’ cash flows as a group. This interrelationship is important to the establishment and development of a geographic market area and affects where the Company deploys capital investments.

Development of geographic market areas required capital investments for their expansion and may result in operating cash flow losses in order to build market share. Once established, the Company maintains a defensive market share strategy to defend its market share. Significant geographic market presences in population dense areas are required to be maintained and operated as a group because the liquidation of part of an asset group would allow an easy entrance point into a market by a competitor, which would have an adverse affect on operating cash flows of the asset group.

Cost Leveraging

Geographic market asset groups also leverage fixed costs, buying practices, merchandising, distribution, promotion and advertising and pricing strategies and utilize similar operational practices and management. Significant costs would be incurred, which would significantly reduce cash flows of the Company’s stores, if the Company were not able to leverage these costs on a geographic market and corporate basis. The Company’s response to comment 2 provides additional discussion of cost leveraging considerations.

Geographic Market Exits

Retrospective reviews of the Company’s dispositions also provide evidence of the interdependency of store level cash flows operating in the same geographic market. Geographic market exits are the complete disposal of stores grouped together in a geographic market asset group– on the same basis as how they are evaluated for impairment. The Company believes that strategic dispositions of groupings of stores at a level equivalent to an existing geographic market area supports the composition of former and existing geographic market area asset groups operated and maintained in a similar manner.

The Company has a historical practice of exiting entire geographic market areas due to the interdependency of cash flows within a geographic market area. This practice is consistent with the use and eventual disposition concepts required to be evaluated when conducting subsequent measurements of long-lived assets (ASC 360-10-35). Examples of these geographic market area exits are the Pacific Northwest geographic market within Save-A-Lot in fiscal 2013, the Bristol Farms geographic market area within discontinued operations in fiscal 2011, the Albertson’s Utah geographic market area and the Shaw’s Connecticut geographic market area within discontinued operations in fiscal 2010 and the Cincinnati, Ohio geographic market exit within Retail Food in fiscal 2010.

The decision to exit a geographic market is largely based on the inability to gain appropriate leverage or targeted financial return on the market-based investments. The interdependency of cash flows was integral to the decision that resulted in the eventual disposition of these assets. Conversely, the Company has a limited history of closing individual stores within a geographic market area. That type of individual store closures is what led to disaggregating certain market groups in fiscal 2013.

•	Provide us with the facts, figures and other information utilized in concluding that cash flows at individual stores were not largely independent of other stores for geographic markets where you have grouped stores.

Company Response

Determinations

Determinations of geographic market asset groupings are based on judgments from the accumulation of facts and circumstances across these areas, and management’s determination based on historical practices that store level assets’ cash flows are largely dependent upon other cash flows in geographic market areas in which the Company groups store level assets for the purposes of long-lived asset recoverability evaluations and measurements.

The Company believes its geographic market asset groupings are appropriate under the facts and circumstances that exist for each of its geographic market groups based on the nature of the Company’s retail grocery operations and the varying nature of the relationships that exist within each of its geographic market groups as detailed in this response letter. The Company does not undertake specific quantitative analysis of the interdependence of cash flows other than provided in this response letter.

•	Please tell us whether individual stores have been moved from one geographic market to another, and if so, why.

Company Response

Over the last three fiscal years, the Company did not move any individual stores from one Retail Food geographic market asset group to another Retail Food geographic market asset group.

During the last three fiscal years, the Company did not move any individual stores from one Save-A-Lot geographic market to another Save-A-Lot geographic market except as described below. In fiscal 2013, Save-A-Lot constructed a new distribution center leading to the decision to reassess the composition of the Florida East and West geographic markets. Accordingly, the Company moved 42 stores from the Florida East geographic market asset group to the Florida West geographic market asset group. As noted below, as of February 23, 2013, on a combined basis, the Florida East and Florida West geographic markets had 1 store within Florida West geographic market which would have met the Company’s quantitative trigger for impairment assessment on an individual store level basis. This store was not moved between geographic market asset groups.

•	Please also provide us with any supplemental data or other information that you believe would assist our understanding.

Company Response

Supplemental data and other information is provided supplementally for which confidential treatment is requested.

2.	Please provide us with specific examples of a geographic market where you believe the cash flows of stores are largely independent of one another and an example where the stores are not largely independent from one another, as well as the differentiating factors between them. An example consistent with the fourth paragraph of your response to comment 1 in our letter dated August 7, 2013 would be sufficient. Please also tell us if these examples are generally representative of your other geographic markets or if there are other factors that we should be aware of.

Company Response

Geographic markets where cash flows of stores are largely independent

During fiscal 2013, the Company concluded with respect to five geographic markets that the geographic markets no longer met the Company’s requirements to be considered a market for asset group purposes and concluded that those markets should be disaggregated and asset groups should be considered at the store level. The Company disclosed this change in estimate within its interim Quarterly Reports on Form 10-Q and Annual Report on Form 10-K along with the associated impairment charges. Of the five changes made, three related to geographic markets within Retail Food, all of which were markets with operations that were disposed of as part of the New Albertson’s, Inc. banner sale. The remaining two changes in asset grouping classification were within the Save-A-Lot segment.

During the second quarter of fiscal 2013, the Company announced it was reviewing a full range of strategic alternatives including a potential sale of the business, made changes in leadership, increased efforts to accelerate investments in lower prices to retail customers, increased cost reduction efforts on an accelerated timeline and announced the closure of a number of stores in order to increase operating cash flows. Within the Retail Food geographic market asset groups, the Company considered these facts and circumstances a triggering event to review its long-lived asset grouping approach during the interim period. In connection with this review, the Company determined that severe long-term declines in the results of stores within certain of the Company’s geographic markets compared to the relative price position of the markets’ competitors, proposed store closures and the proposal to consider rebranding stores within certain markets to better align the stores with the demographics of the market supported the conclusion that the Company no longer intended to defend certain geographic markets with a willingness to maintain loss-making stores.

The re-branding of stores, if implemented, involves the store or grouping of stores losing their identity in a geographic market place and re-emerging as a new store or grouping of stores operating under a new banner name and catering to a different customer base. For example, if the Company takes a Retail Food store, closes it temporarily and re-models it to emerge as a specialty branded store, competing for business amongst a different demographic customer base within a geographic market area, the cash flows of this re-branded store would not be able to be aggregated with other cash flows of the stores in its former asset group because the rebranded store is not benefiting from the existence of those stores, and vice versa. Moreover, the market area has been altered such that another retailer could more easily enter the market area and compete in the white space created by the re-branding, meaning that it may no longer be appropriate to aggregate the cash flows of the remaining stores with the old brand in the former asset group.

Within the Save-A-Lot segment, the Mid-South market area is an example of a geographic market area where cash flows of stores that were formerly aggregated into a geographic market asset group were disaggregated. The asset group was initially a group of 31 stores, which were open prior to the closure of 11 stores in the third and fourth quarters of fiscal 2013, all of which were part of the Company’s second quarter fiscal 2013 proposed store closure announcement mentioned above. Immediately after the Mid-

South Save-A-Lot store closures, the Mid-South asset group consisted of 20 stores, eight of which met the Company’s quantitative trigger for individual store cash flow evaluation and impairment assessment. The Company determined that, due to the closure of approximately 30 percent of its stores within the geographic market and indicators of increased economic decline, the Company was not actually defending, nor willing to defend, the geographic market area. As a result, management concluded that the cash flows of the stores within that geographic market area were not largely dependent upon the cash flows of other stores within the same area.

Geographic markets where cash flows of stores are largely dependent

An example of a geographic market area where cash flows of stores in a geographic market asset group are estimated to be largely dependent upon each other in the aggregate is the Virginia Beach geographic market asset grouping. This geographic market grouping is comprised of Farm Fresh branded stores operating in the Virginia Beach metropolitan and surrounding area. The cash flows of these stores are largely dependent upon each other because the Company has maintained a market cluster of stores that the Company believes benefits from the existence of other Company stores operating within the geographic market area. Stores within this market are economically interdependent to the extent that their cash flows rely on the existence, operation and management of other Company branded stores within the same geographic market area. In addition, geographic market areas asset groups leverage fixed costs, buying practices, promotion and advertising, pricing strategies and utilize similar operational practices and management.

The Company maintains an approximate 28 percent(1) traditional retail food market share in this geographic market area, which is maintained by defensive market strategies, including full market area coverage.

If Farm Fresh’s presence only existed in a portion of the geographic market area or the banner significantly reduced its market footprint, the Company believes that over a period of time the banner would face increased penetration by its current competitors and traditional retail competitors and the cash flows of the remaining Farm Fresh stores, individually and in the aggregate, would decline.

The Company utilizes competitive strategies aimed at maintaining and expanding market share in the Virginia Beach geographic market to drive traffic to Farm Fresh stores within the geographic market area. Such strategies include promotional advertising in the geographic market area, which leverages the Company’s existing market presence. Examples of these promotional activities include coupons issued in market newspapers, radio advertising and fuel rewards promoted through fuel station chains in the market. Advertising expenses are typically not store specific.

Merchandising and distribution costs for Farm Fresh, including the administrative expenses associated with providing such services, are leveraged through the Company’s network of distribution centers. Farm Fresh receives wholesale product primarily from one distribution facility, but also receives specialty products from other distribution centers. The Company considers this example to be generally representative of our other Retail Food banners.

3.	Please explain how you determine the cash inflows and outflows used for your impairment test at the geographic market level as distinguished from the individual store level. In your response, please identify the significant cash inflows and outflows and tell us if the cash flow is shared among the brand, a geographic group, or relates to a single store. For cash flows that are shared, please tell us how you allocate such items to the individual store and to the geographic market when performing your impairment tests.

(1)	Percentage represents traditional retail food market share for the top 10 major chain food retailers with a five store minimum within the geographic market for the 52 weeks ended February 23, 2013.

Company Response

Geographic market level cash inflows and outflows

Cash inflows used in the impairment testing at the geographic market asset grouping level include all estimated net sales of the retail stores within a geographic market asset group. These cash inflows are net of discounts and in-store coupons, which are marketed at the geographic market level.

Cash outflows used in the geographic market impairment testing include all estimated costs of sales, selling and administrative expenses (excluding depreciation and amortization) and future expenditures necessary to maintain the existing service potential of the retail stores within a geographic market asset group. Cash outflows for assessment purposes include banner level costs of administrative and operational support, banner level advertising and promotion, human resources, banner finance and banner marketing. Cash outflows are reduced by vendor funding specifically identifiable at the store level and an allocation of vendor funding for specific vendor programs. Cash outflows of geographic market areas also include the estimated cost of wholesale distribution from shared or dedicated distribution centers.

A significant portion of corporate level costs are allocated to the Company’s business segments for reporting purposes. With respect to cash flows of the asset group, the Company reviews its corporate level cash outflows to determine which are “directly associated with and that are expected to arise as a result of the use and eventual disposition of the asset (asset group)” (ASC 360-10-35-29). Only those costs considered directly attributable to the use and eventual disposition of an asset group are included as cash outflows in impairment testing.

Corporate level cash outflows utilized for geographic market assessment purposes include an allocation of expenses that are considered directly attributable to management of the banner, such as shared corporate merchandising and marketing costs and certain information technology expenses. An example of corporate-level costs that are included in impairment testing would be the estimated costs of point-of-sale system support, and merchandising and marketing costs attributable to the banner level.

Conversely, there are certain corporate level costs that are excluded from the geographic market level impairment assessment including home office expenses of finance, human resources and legal because they do not directly relate to the generation of sales or represent costs that are required to operate the asset group.

Store level cash inflows and outflows

Cash inflows used in impairment testing at the store level include the estimated net sales of the individual retail store. These cash inflows are net of discounts and in-store coupons.

Cash outflows used in the impairment testing at the store level include all estimated costs of sales, selling and administrative expenses (excluding depreciation and amortization) and future expenditures necessary to maintain the existing service potential of the retail store. Cash outflows are reduced by vendor funding specifically identifiable at the store level and an allocation of vendor funding for specific vendor programs. Cash outflows of individual stores also include the estimated cost of wholesale distribution from shared or dedicated distribution centers.

Cash outflows used in impairment testing at the store level exclude many of the geographic market group’s shared costs. The primary shared costs included in store level impairment assessments are geographic market area advertising and promotional expenses, for which the individual stores benefit.

Cash outflows used in impairment testing at the store level also exclude all corporate-level costs because cash flows dependency principles result in greater costs associated with maintaining or expanding market share in an area which the Company employs strategies to defend the market.

4.	In the second paragraph of your response to comment 1 in our letter dated August 7, 2013, you indicate that your determination of asset groups may include the consideration of factors such as your strategy within the different geographic areas, the decision to maintain underperforming stores and leveraging capabilities of stores within geographic market regions. Please explain in detail how changes to these strategies would cause the cash flows of stores in these geographic markets to become largely independent.

Company Response

As described in our response in this letter to the Staff’s Comment 1, a key tenet to the Company’s evaluation of interdependence is the Company’s willingness to continue to operate loss-making stores to defend its market position from competitors given the underlying interdependence of sales.

Accordingly, determinations of the Company’s asset groups takes into account changes in strategy within different geographic market groups as certain changes in such strategies may be considered a triggering event to review the composition of asset groups. Examples of changes to the Company’s strategic intent that may impact asset grouping include an abandonment of the defensive market approach and the potential re-branding of Company-owned stores operating as a geographic market asset group.

The closure of loss-making stores previously considered key to maintaining or expanding market share may be an indicator to existing and potential competitors that the Company is no longer willing to defend its market share in a geographic market area and is no longer willing to manage those assets as an asset group. Abandonment of the defensive market approach provides competitors and potential competitors opportunities to grow their cash flows and significantly reduce the Company’s cash flows within that geographic market.

The Company considers the disaggregation of a geographic market asset group to an individual store level asset to be an appropriate response to changes in strategy or circumstances such as those where the Company is no longer willing to continue to keep open loss-making stores in a geographic market and establishes that change in strategy by closing a significant number of loss making stores.

The Company considers other potential changes in strategy such as re-branding of stores within a geographic market a potential trigger to disaggregate a geographic market asset group to an individual store level. Changes to the identity of a store or group of stores within a geographic market asset group by creating sub-brands results in the Company’s customer base losing its recognition of the Company’s existing brand within a geographic market area, and the potential determination that revenue and cash flow dependencies amongst the asset group have been greatly reduced.

5.	In the first paragraph of your response to the second bullet point of comment 1 in our letter dated August 7, 2013, you state that individual stores that were formerly grouped in geographic markets are no longer considered to have interdependent cash flows with other stores. As you have concluded that the lowest level of identifiable cash flows for these geographic markets is now the individual store level, please provide your supporting facts, consideration and data demonstrating why the cash flows were not largely independent prior to the closures. Please be detailed in your response.

Company Response

The Company acknowledges that discrete cash flows at the store level are largely available or can be estimated based on key assumptions available for the geographic markets. Certain limitations exist in computation of cash flows at an individual store level, such as the inability to calculate working capital at an individual store due to shared merchandising systems and distribution systems. Refer to the Company’s response to comment 3 above for the Company’s computation of cash flows at the geographic market asset group level and the store level.

The Company reviews its long-lived asset grouping approach at least annually or as facts and circumstances arise in the interim which indicate a review should occur. For example, the Company conducted an interim review that began during the second quarter of fiscal 2013, which was triggered by the Company’s announced potential store closures in certain Save-A-Lot markets.

In the Save-A-Lot segment, a significant number of stores were identified for closure within the Mid-South geographic market area. The Company determined that it was no longer expanding or maintaining this geographic market area within the Save-A-Lot segment, and as such was not generating joint cash flows from the operation of the asset group, resulting in the disaggregation of the Mid-South geographic market area.

The disaggregation of the Mid-South and Southern California asset groups triggered a store-level impairment review, which resulted in a non-cash impairment charge of approximately $8 million for both of these geographic market groups during the fourth quarter of fiscal 2013.

The cash flows of these stores were not largely independent prior to closure because the Company intentionally kept these loss-making stores open to support the cash flows of the other higher performing corporate stores within the same geographic market area, as well as supported the overall cash flows derived from the wholesale of product to licensees through shared distribution centers dedicated within these geographic market areas. The operating cash flows of these stores were dependent upon the group because the Company intended to defend market share within the Mid-South and Southern California geographic markets. Based on management’s judgment, the cash flows of these loss-making stores were necessary to maintain the sales market share of the overall group and therefore the overall cash flows of the geographic market area.

Additional Company Response

During fiscal 2013, when the Company conducted reviews of the composition of its long-lived asset groups, it consulted with KPMG LLP’s (“KPMG”) audit engagement and concurring partners and KPMG’s national office regarding the approach to disaggregating certain geographic market asset groups and the composition of the remaining geographic market area asset groups. KPMG’s national office review partner, Carmen Bailey, concurred with the Company’s approach to changes in its long-lived asset groups, and the overall composition of its long-lived asset groups were an appropriate application of ASC 360-10-35, Property, Plant, and Equipment- Subsequent Measurement.

*        *        *         *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would be happy to discuss with you any additional questions the Staff may have regarding the Company’s disclosure. If you have any questions, please call me directly at 952-828-4623 or Stuart McFarland at 952-828-4569.

Sincerely,

/s/ Karla C. Robertson
Karla C. Robertson
Executive Vice President, General Counsel and Corporate Secretary

cc:	Sam Duncan, Chief Executive Officer and President

Bruce H. Besanko, Executive Vice President and Chief Financial Officer

David W. Johnson, Vice President, Controller

Stuart D. McFarland, Director and Associate General Counsel

Irwin S. Cohen, Chairman of the Audit Committee

Gary L. Tygesson, Dorsey & Whitney LLP

John W. Atkinson, KPMG LLP

Carmen L. Bailey, KPMG LLP